State of Delaware
Secretary of State
Division of Corporations
Delivered 11:57 AM 11/16/2020
FILED 11:57 AM 11/16/2020
SR 20208411594 - File Number 6619183

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF

Watch Party LLC

FIRST: The name of the Limited Liability Company is: **Watch Party LLC**

SECOND: The Certificate of Formation of the Limited Liability Company is hereby amended as follows:

RESOLVED, that the Certificate of Formation of the Limited Liability Company be amended by changing the article thereof numbered "FIRST" so that, as amended said Article shall be and read as follows:

FIRST: The name of the Limited Liability Company is:

MustWatch LLC

IN WITNESS WHEREOF, said **Watch Party LLC** has caused this certificate to be signed by its Authorized Person this 13 day of November, 2020.

BY: ______________________ - Signature

Name: Chelinde Edouard - Print Name
Authorized Person

CERTIFICATE OF FORMATION
OF
Watch Party LLC

(A Delaware Limited Liability Company)

<u>First</u>: The name of the limited liability company is: Watch Party LLC

<u>Second</u>: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this November 16, 2017.

Harvard Business Services, Inc., Authorized Person
By: Richard H. Bell, II, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:24 AM 11/16/2017
FILED 10:24 AM 11/16/2017
SR 20177117843 - File Number 6619183